SCHEDULE 13D

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

YUNHONG CTI LTD.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

125961300

(CUSIP Number)

Frank Cesario

President, Chief Executive Officer and Chief Financial Officer

22160 N. Pepper Road, Lake Barrington, IL 60010

Telephone: (781) 202 9128

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125961300

1	Names of Reporting Person. LF International Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,900,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,900,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.8%(2)
14	Type of Reporting Person CO

 CUSIP No. 125961300

1	Names of Reporting Person. Yubao Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,900,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,900,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.8%(2)
14	Type of Reporting Person IN

(1)

Includes 400,000 shares of common stock, no par value (“Common Stock”), held by LF International Pte. Ltd. (“LF”) and assumes conversion of 450,000 shares of Series A Convertible Preferred Stock, no par value (“Series A Preferred Stock”), into 4,500,000 shares of Common Stock, held by LF, acquired pursuant to that certain Stock Purchase Agreement, dated January 3, 2020, as amended, by and between Yunhong CTI Ltd. (formerly known as CTI Industries Corporation, the “Issuer”) and LF. Yubao Li, a director of the Issuer, is a 95% owner of LF and is deemed to have voting and dispositive power over the securities held by LF. Mr. Li disclaims beneficial ownership over any securities owned by LF in which he does not have any pecuniary interest.

(2)

Based on 4,900,000 beneficially owned shares of Common Stock, divided by 8,779,608 shares, composed of: (i) 3,879,608 shares of Common Stock outstanding as of February 6, 2020, as reported on the Issuer’s Definitive Schedule 14C on February 12, 2020, (ii) an aggregate of 400,000 shares of Common Stock acquired by LF between February 6, 2020 and April 13, 2020, and (iii) 4,500,000 shares of Common Stock underlying Series A Preferred Stock held by LF.

SCHEDULE 13D

This Schedule 13D is filed on behalf of LF International Pte. Ltd., a Singapore company (the “LF”), and Yubao Li, a director of the Issuer (defined below) and a 95% owner of LF (together with LF, the “Reporting Persons”).

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Yunhong CTI Ltd. (formerly known as CTI Industries Corporation, the “Issuer”). The principal executive office of the Issuer is located at 22160 N. Pepper Road, Lake Barrington, IL 60010.

Item 2. Identity and Background

(a) This statement is jointly filed by:

(i) LF, which is the holder of record of approximately 55.8% of the Issuer’s outstanding Common Stock based on the number of Common Stock (3,879,608) outstanding as of February 6, 2020, as reported on the Issuer’s Definitive Schedule 14C on February 12, 2020, plus an aggregate of 400,000 shares of Common Stock acquired by LF between February 6, 2020 and April 13, 2020 and 4,500,000 shares of Common Stock underlying Series A Convertible Preferred Stock held by LF; and

(ii) Yubao Li, a director of the Issuer and a 95% owner of LF, who may be deemed to beneficially own 55.8% of the Issuer’s outstanding Common Stock based on the number of Common Stock (3,879,608) outstanding as of February 6, 2020, as reported on the Issuer’s Definitive Schedule 14C on February 12, 2020, plus an aggregate of 400,000 shares of Common Stock acquired by LF between February 6, 2020 and April 13, 2020 and 4,500,000 shares of Common Stock underlying Series A Convertible Preferred Stock held by LF.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. This statement not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The address of the principal place of business of LF is 470 North Bridge Road #05-12, Singapore 188735. The address of the principal place of business of Yubao Li is 19–F, 124 Zhongbei Road, Wuchang District, Wuhan, Hubei, China 430077.

(c) LF’s principal business is to act as an investment vehicle and holding company. Yubao Li is a director of the Issuer and a 95% owner of LF. Mr. Li is the chairman of Yunhong International. The principal executive office of Yunhong International is 4–19/F, 126 Zhongbei Road, Wuchang District, Wuhan, Hubei, China 430077.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) LF is a Singapore company. Yubao Li is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Common Stock currently beneficially owned by the Reporting Persons was $4,500,000. The source of these funds was the working capital of LF and the personal funds of Mr. Li.

Item 4. Purpose of the Transaction

On January 3, 2020, the Issuer entered into a stock purchase agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell, and LF, agreed to purchase, up to 500,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”), with each share of Series A Preferred Stock initially convertible into ten shares of Common Stock, at a purchase price of $10.00 per share, for aggregate gross proceeds of $5,000,000. The Series A Preferred Stock is convertible at any time, except that it may not be converted into shares of Common Stock to the extent such conversion would result in the holder beneficially owning more than 4.99% ("Maximum Percentage") of the Issuer’s outstanding Common Stock. In connection with the Additional Interim Closing (as defined in Item 6 below) on April 13, 2020, LF waived the Maximum Percentage, which resulted in the Reporting Persons’ beneficial ownership of 55.8% of the Issuer’s Common Stock. Please see Item 6 for descriptions of the Purchase Agreement and its amendments and the transactions and arrangements contemplated thereto. The information set forth in Item 6 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Assuming the conversion of 450,000 shares of Series A Preferred Stock held by the Reporting Persons into 4,500,000 shares of Common Stock, the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (based on a total of 3,879,608 shares of Common Stock outstanding as of February 6, 2020, as reported on the Issuer’s Definitive 14C filed on February 12, 2020, plus an aggregate of 400,000 shares of Common Stock acquired by the Reporting Persons between February 6, 2020 and April 13, 2020) are as follows:

LF International Pte. Ltd.

a)		Amount beneficially owned: 4,900,000	Percentage: 55.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,900,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,900,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Yubao Li

a)		Amount beneficially owned: 4,900,000	Percentage: 55.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,900,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,900,000

Yubao Li is a 95% owner of LF and has voting and investment discretion with respect to the securities held by LF. Mr. Li disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 3, 2020, the Issuer entered into a stock purchase agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell, and LF, agreed to purchase, up to 500,000 shares of the Series A Preferred Stock, with each share of Series A Preferred Stock initially convertible into ten shares of Common Stock, at a purchase price of $10.00 per share, for aggregate gross proceeds of $5,000,000 (the “Offering”).  The Series A Preferred Stock is convertible at any time, except that it may not be converted into shares of Common Stock to the extent such conversion would result in the holder beneficially owning more than the Maximum Percentage of the Issuer’s outstanding Common Stock. On January 13, 2020, the Issuer conducted its first closing of the Offering, resulting in aggregate gross proceeds of $2,500,000.

As provided in the Purchase Agreement, the Issuer may issue up to an additional 200,000 shares of Series A Preferred Stock to third parties in its discretion at a purchase price of $10.00 per share, and LF may subscribe and purchase additional shares in addition to the shares contemplated in the Purchase Agreement.

On February 6, 2020, stockholders holding a majority of the voting power of the Issuer’s outstanding voting securities approved by the written consent (i) the sale and issuance of up to 700,000 shares of Series A Preferred Stock, including up to 500,000 shares to LF, which is controlled Mr. Li, the potential change of control as a result of the sale and issuance of 500,000 shares to LF, and up to an additional 200,000 shares of Series A Preferred Stock the Issuer may issue in its discretion at a purchase price of $10.00 per share, and to authorize the filing of an amendment to the Issuer’s Restated Articles of Incorporation in connection with such issuances; and (ii) to amend the Issuer’s Restated Articles of Incorporation to change its corporate name from CTI Industries Corporation to Yunhong CTI Ltd. Shareholder approval of the aforesaid actions took effect on or about March 3, 2020, and the name change was effected in the State of Illinois on March 12, 2020.

The Purchase Agreement contemplates a second closing for the purchase and sale of an additional 250,000 shares of Series A Preferred Stock (the “Second Closing”), which is subject to certain closing conditions. On February 24, 2020, to permit an interim closing prior to the satisfaction of the relevant closing conditions to, and the consummation of, the Second Closing, the Issuer and LF entered into an amendment to the Purchase Agreement (the “Purchase Agreement Amendment”), pursuant to which the Issuer agreed to issue and sell, and LF agreed to purchase, 70,000 shares of Series A Preferred Stock at a purchase price of $10.00 per share, for aggregate gross proceeds of $700,000 (the “Interim Closing”). As an inducement to enter into the Purchase Agreement Amendment, the Issuer (i) granted to LF the right to appoint and elect a second member to the Issuer’s Board of Directors and (ii) agreed to issue to LF 140,000 shares of Common Stock. On February 28, 2020, the Issuer and LF closed on the Interim Closing.

On April 13, 2020, to permit an additional interim closing prior to the satisfaction of the relevant closing conditions to, and the consummation of, the Second Closing, the Issuer and LF entered into a second amendment to the Purchase Agreement (the “Second Purchase Agreement Amendment”), pursuant to which the Issuer agreed to issue and sell, and LF agreed to purchase, 130,000 shares of Series A Preferred Stock at a purchase price of $10.00 per share, for aggregate gross proceeds of $1,300,000 (the “Additional Interim Closing”). As an inducement to enter into the Second Purchase Agreement Amendment, the Issuer (i) granted to LF the right to appoint and elect a third member to the Issuer’s Board of Directors at the Issuer’s next annual meeting of stockholders and (ii) agreed to issue to LF 260,000 shares of Common Stock. On April 13, 2020, the Issuer and LF closed on the Additional Interim Closing. In connection with the Additional Interim Closing on April 13, 2020, LF waived the Maximum Percentage.

In connection with the foregoing, the Issuer relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

The summaries of the Purchase Agreement, Purchase Agreement Amendment and Second Purchase Agreement Amendment contained herein are qualified in their entirety by reference to the full text of those agreements, copies of which were filed by the Issuer as exhibits to the Forms 8-K filed by the Issuer with the SEC on January 3, February 26 and April 17, 2020, respectively (and are incorporated by reference herein as Exhibit 99.1, 99.2 and 99.3).

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Stock Purchase Agreement, dated as of January 3, 2020, by and between the Issuer and LF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 3, 2020).

Exhibit 99.2

Purchase Agreement Amendment, dated as of February 24, 2020, by and between the Issuer and LF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 26, 2020).

Exhibit 99.3

Second Purchase Agreement Amendment, dated as of April 13, 2020, by and between the Issuer and LF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 17, 2020).

Exhibit 99.4	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2020	LF International Pte. Ltd.

	By:	/s/ Yubao Li
	Name:	Yubao Li
	Title:	Authorized Representative

/s/ Yubao Li
Yubao Li